UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to Sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of Section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name: SIGULER GUFF SMALL BUSINESS CREDIT OPPORTUNITIES FUND, INC.

Address of Principal Business Office: 200 Park Avenue, 23rd Floor, New York, NY 10166

Telephone Number (including area code): (212) 332-5100

File Number under the Securities Exchange Act of 1934: 814-01157

Basis For Filing The Notification Of Withdrawal:  The company’s basis for filing this notification of withdrawal is that the company (1) has distributed all of its net assets to its sole shareholder and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

SIGNATURE

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to Sections 55 through 65 of the Act to be duly signed on its behalf in the city of New York and the state of New York on the 4th day of November, 2019.

Siguler Guff Small Business Credit Opportunities, Inc.
(Name of Company)

Signature:	/s/ Sean Greene
(Name of officer signing on behalf of the company)

President
(Title)
Attest:	/s/ Ilomai Kurrik
(Name)

Secretary and Chief Legal Officer
(Title)